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                                                                    Exhibit 99.8

QIAGEN to be added to the Nasdaq Biotech Index

Venlo, The Netherlands, May 15, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer Markt:
QIA) announced today that it has been selected to join the Nasdaq Biotech Index(R) (Nasdaq: NBI) effective at market open May 20, 2002.

Launched in 1993, the Nasdaq Biotech Index includes companies primarily engaged in using biomedical research for the discovery or development of novel treatments or cures for human diseases. In the Nasdaq Biotech Index, QIAGEN joins these companies described above as well as related companies, providing enabling technologies and tools for drug discovery and development. The Index is compiled on a semi-annual basis in May and November and serves as the basis for the iShares Nasdaq Biotechnology Index Fundsm (Amex: IBB). For more information about the Nasdaq Biotechnology Index, including eligibility criteria, visit www.nasdaq.com.

 "We are proud to join the Nasdaq Biotech Index as one of the world's leading biotechnology companies," said Peer M. Schatz, QIAGEN's Chief Financial Officer. "The addition of QIAGEN common shares to the Index demonstrates QIAGEN's world-wide technology and market leadership, strong growth and consistent performance since our IPO on Nasdaq in 1996. While QIAGEN records more than 50% of its consolidated revenues in the United States, it is organized as a Dutch holding company and has always focused on the global view of the biotechnology markets it serves. The uniqueness of our global perspective is evidenced by the fact that our common shares are currently the only securities issued by a company domiciled outside North America which have been selected to be included in the Nasdaq Biotechnology Index."

Nasdaq is the world's largest stock market. With nearly 4,000 companies, Nasdaq lists more companies and trades more shares per day than any other U.S. market. Over the past five years, Nasdaq has outpaced all other U.S. markets in listing IPOs. It is home to category-defining companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology industries. With operations on three continents, Nasdaq is a key driver of global capital formation. For more information about Nasdaq, visit the Nasdaq Web site at http://www.nasdaq.com or the Nasdaq Newsroom(SM) at http://www.nasdaqnews.com.

About QIAGEN
QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.
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Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002

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with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange
Commission (SEC).

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QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002